FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

September 23, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1. Press release dated September 21, 2004, regarding the modification of the dividend policy and interim dividend payment .

Item 1.

News Release

FOR IMMEDIATE RELEASE

For more Information Contact:

Sofía Chellew - Verónica Gaete

M. José Rodríguez Florencia Acosta

Telefónica CTC Chile

Tel.: 562-691-3867

Fax: 562-691-2392

schelle@ctc.cl - vgaete@ctc.cl

mjrodri@ctc.cl - macosta@ctc.cl

Kevin Kirkeby

The Global Consulting Group

Tel: 1-646-284-9416

E-mail:

k.kirkeby@hfgcg.com

TELEFONICA CTC CHILE S.A. MODIFIES ITS DIVIDEND POLICY

AND ANNOUNCES INTERIM DIVIDEND PAYMENT

Santiago, Chile September 21, 2004 - Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announces that considering the Company's cash, its capital expenditures requirements and the solid financial indicators expected for the year 2004 as well as the following years, the Board approved the modification of the Company's dividend policy. The new policy considers an increase in dividend payout to 100% of net income of the corresponding year, through the payment of an interim dividend in November of each year and a final dividend in May of each year, to be proposed at the corresponding Annual Shareholders' Meeting. Additionally, the new policy considers the intent of the Board to propose to shareholders in April, 2005, the distribution of total retained earnings as of December, 2004, through the payment of a final dividend.

As a result of the above modification, the Board agreed to distribute an interim dividend to be charged against net income for the year 2004 for the total amount of Ch$124,430 million (approximately US$200 million), equivalent to a gross dividend of Ch$130 per share (equivalent to approximately US$0.85 per ADR based on the observed exchange rate as of 09/20/04).The dividend will be paid in Chile on November 4, 2004, to all shareholders of record as of October 28, 2004.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year 2003. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer